UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55418

KUSHCO HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

6261 Katella Ave., Ste. 250, Cypress, CA 90630, (714) 243-4311

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒ Rule 12g-4(a)(2) ☐ Rule 12h-3(b)(1)(i) ☒ Rule 12h-3(b)(1)(ii) ☐ Rule 15d-6 ☐ Rule 15d-22(b) ☐

Approximate number of holders of record as of the certification or notice date: None*

*KushCo Holdings, Inc. (the “Registrant”) merged with and into Merger Sub Gotham 2, LLC on August 31, 2021, at which time the separate corporate existence of the Registrant ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, KushCo Holdings, Inc., through its successor by merger, Merger Sub Gotham 2, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MERGER SUB GOTHAM 2, LLC,
as successor by merger to KushCo Holdings, Inc.

By: Greenlane Holdings, Inc., its sole member

August 31, 2021	By:	/s/ Douglas Fischer
	Name:	Douglas Fischer
	Title:	General Counsel